Exhibit 99.6

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE   IS   HEREBY   GIVEN   THAT   a   special   meeting   (the   “Meeting”)   of   the   holders (“Shareholders”) of common shares (the “Augusta Shares”) of Augusta Resource Corporation (“Augusta”) will be held at 10:00 a.m. (Toronto time) on September 19, 2014 at the offices of Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario, for the following purposes:

1.                                      to consider and, if determined advisable, pass, with or without amendment, a special resolution (the “Amalgamation Resolution”), the text of which is set out in Appendix A to the Management Information Circular (the “Circular”) accompanying this Notice, authorizing and approving the amalgamation (the “Amalgamation”) of Augusta and 8988285 Canada Inc., an indirect, wholly- owned subsidiary of HudBay Minerals Inc., following which Augusta will be an indirect, wholly- owned subsidiary of Hudbay; and

2.                                      to transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of Augusta has fixed August 25, 2014 as the record date for determining those Shareholders entitled to receive notice of and vote at the Meeting.

Registered  Shareholders  who  are  unable  to  attend  the  Meeting  in  person  are  entitled  to  be represented by proxy and are requested to complete, sign, date and return the enclosed form of proxy (printed  on  BLUE  paper)  to  Computershare  Investor  Services  Inc.,  at  100  University  Ave.,  9th  Floor, Toronto,  Ontario  M5J  2Y1.  In  order  to  be  effective,  proxies  must  be  received  not  less  than  48  hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any postponement or adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A Letter of Transmittal (printed on  YELLOW paper) is enclosed with the Circular for use by registered Shareholders for the surrender of Augusta Share certificates to Equity Financial Trust Company (the “Depositary”) at an address of the Depositary set out in the Letter of Transmittal. Provided a registered Shareholder has delivered and surrendered to the Depositary all Augusta Share certificates, together with a Letter of Transmittal properly completed and executed in accordance with the instructions of such Letter of Transmittal and any additional documents as the Depositary may reasonably require, the registered Shareholder will be entitled to receive the consideration deliverable pursuant to the Amalgamation. If the Amalgamation is not completed, the Depositary will return the surrendered Augusta Share certificates to the Shareholders.

Pursuant to Section 190 of the Canada Business Corporations Act (the “CBCA”), a registered Shareholder may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, dissenting Shareholders who have complied with the procedures set forth in the CBCA will be entitled to be paid the fair value of their Augusta Shares. A summary of the dissent procedure is set forth in Appendix C, and the text of Section 190 of the CBCA is set forth in Appendix D, to the Circular. Failure to adhere strictly to the requirements set forth in Section 190 of the CBCA may result in the loss or unavailability of any right to dissent.

DATED at Toronto, Ontario, the 25th day of August, 2014.

BY ORDER OF THE BOARD OF DIRECTORS (signed) “Lenard F. Boggio”
Lenard F. Boggio